Exhibit 99.6

NICE and Deutsche Telekom Global Business Announce Comprehensive
Partnership to Bring the Power of CXone to Enterprises Across Europe

The alliance enables companies across the continent to deliver frictionless, digital self-service and agent-assisted experiences with CXone

Hoboken, N.J., April 13, 2022 – NICE (Nasdaq: NICE) today announced a partnership with Deutsche Telekom Global Business, Deutsche Telekom’s affiliate offering telecommunications and connectivity solutions to businesses of all sizes including the public sector. As part of the collaboration, Deutsche Telekom Global Business is now offering the CXone portfolio of industry-leading digital and agent-assisted CX solutions in Europe.

Today, the ability to work from anywhere is an aspect critical for both employees and companies. With NICE CXone, Deutsche Telekom Global Business customers gain access to the world’s #1 cloud native customer experience platform enabling the flexible provision of exceptional, frictionless, digital self-service and agent-assisted customer service. Deutsche Telekom Global Business is integrating the NICE CXone CCaaS platform and its applications in the communications projects it launches. Its clients can benefit from CXone’s comprehensive features in an easy-access cloud environment while optimizing and streamlining infrastructure costs and providing a flexible, scalable and secure payment model.

Among the capabilities offered by way of this partnership include Conversational AI and Chatbots that allow for more natural, personalized assistance as well as Workforce and Quality Management solutions that power improved agent efficiency and drive positive experiences for agents and customers alike. Also included is the automated speech-recognition assistance offering which speeds up resolution times and avoids long queues and waiting times.

“This agreement strengthens our commitment to offering our clients advanced communications services and, specifically, innovative AI-driven capabilities for the contact center, within a robust, solid, agile and highly operative cloud infrastructure,” commented Javier del Río, Sales Expert at Deutsche Telekom Global Business Iberia.

Paul Jarman, NICE CXone CEO, said, “This partnership is yet another reflection of NICE CXone’s fast growing international footprint and we’re very pleased to collaborate with Deutsche Telekom Global Business on enabling companies in Europe to build relationships that last. With its purpose-built CX AI and native open cloud foundation, CXone enables organizations of all sizes to drive frictionless, end-to-end service experiences across the entire customer journey."

About Deutsche Telekom Global Business
Deutsche Telekom Global Business is the international subsidiary of Deutsche Telekom Group that offers telecom and connectivity services for business customers and the public sector. Deutsche Telekom is a leading operator in Europe with more than 178 million mobile services customers, 28 million landlines, 20 million broadband lines, and nearly 220,000 employees worldwide. Deutsche Telekom Global Business was conceived as a strategic partner to companies in the development of telecom solutions and infrastructures. The company is present in more than 25 markets around the world with roughly 3,000 employees globally. Its portfolio of solutions and services is highly focused on communications as the main driver of digitization, placing strategic consulting at the center of its business model. These include secure network solutions with international reach, such as SD-WAN, LAN services, and end-to-end UCC for companies, in addition to global connectivity solutions, which lay the groundwork for the successful digitization of any industry.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.